UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2022).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    July 30, 2021

July 30, 2021

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the Three Months Ended June 30, 2021 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Jun Ohta

Quarterly Securities Report (Shihanki hokokusho) issuing date: August 13, 2021

Investors meeting presentation for quarterly financial results: Not scheduled

Note:   Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the three months ended June 30, 2021)

  (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent

Three months ended June 30, 2021			¥ 951,725	(1.9)%	¥287,240	143.2%	¥203,243	136.1%
Three months ended June 30, 2020			970,393	(16.2)	118,131	(54.8)	86,095	(60.1)
Notes:	1.	Comprehensive income:
		(a) for the three months ended June 30, 2021: ¥ 260,319 million [(25.9)%]
		(b) for the three months ended June 30, 2020: ¥ 351,424 million [ 112.1%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.
			Earnings per share		Earnings per share (Diluted)
Three months ended June 30, 2021			¥ 148.30		¥ 148.24
Three months ended June 30, 2020			62.86		62.83
(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
June 30, 2021			¥ 240,120,007		¥ 12,019,698		5.0%
March 31, 2021			242,584,308		11,899,046		4.9
Notes:	1.	Stockholders’ equity:
		(a) as of June 30, 2021: ¥ 11,945,986 million (b) as of March 31, 2021: ¥ 11,826,418 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2021	¥ —	¥ 95.00	¥ —	¥ 95.00	¥ 190.00
Fiscal year ending March 31, 2022	—
Fiscal year ending March 31, 2022 (Forecast)		100.00	—	100.00	200.00
Note: Dividend forecast remains unchanged.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2022)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2022	¥ 600,000	17.0%	¥ 437.80

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of June 30, 2021.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(4) Number of shares issued (common stocks)

	As of June 30, 2021	As of March 31, 2021
(a) Number of shares issued (including treasury stocks)	1,374,040,061 shares	1,374,040,061 shares
(b) Number of treasury stocks	3,544,263 shares	3,612,302 shares

	Three months ended June 30, 2021	Three months ended June 30, 2020
(c) Average number of shares issued in the period	1,370,486,421 shares	1,369,568,963 shares

[Note on quarterly review process]

This report is out of the scope of the external auditor’s review procedure.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the three months ended June 30, 2021 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Notes)

(1)	Application of special accounting methods used for preparing quarterly consolidated financial statements

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2022 including the period for the three months ended June 30, 2021. Amounts of Income taxes include Income taxes-deferred.

(2)	Changes in accounting policies due to application of new or revised accounting standards

Application of Accounting Standard for Revenue Recognition etc.

The Company applied “Accounting Standard for Revenue Recognition” (ASBJ Statement No.29, March 31, 2020) etc. from the beginning of the period for the three months ended June 30, 2021, and has recognized revenue in an amount expected to be earned in exchange for goods or services at the time when controls of the promised goods or services are transferred to customers.

As for the application of Accounting standards for Revenue Recognition etc., in accordance with transitional treatment stipulated in the proviso of Paragraph 84 of “Accounting Standard for Revenue Recognition”, the cumulative effects by the retroactive application of the new accounting policy previous to the beginning of the period for the three months ended June 30, 2021 are adjusted to “Retained earnings” of the beginning of the period for the three months ended June 30, 2021.

As a result, “Retained earnings” decreased by ¥8,502 million at the beginning of the period for the three months ended June 30, 2021.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2021	June 30, 2021

Assets:
Cash and due from banks	¥72,568,875	¥72,681,889
Call loans and bills bought	2,553,463	2,841,603
Receivables under resale agreements	5,565,119	4,936,834
Receivables under securities borrowing transactions	5,827,448	4,937,235
Monetary claims bought	4,665,244	4,848,405
Trading assets	6,609,195	6,082,985
Money held in trust	309	309
Securities	36,549,043	35,919,669
Loans and bills discounted	85,132,738	84,236,322
Foreign exchanges	2,173,189	2,575,817
Lease receivables and investment assets	236,392	232,420
Other assets	8,590,785	8,621,178
Tangible fixed assets	1,458,991	1,483,830
Intangible fixed assets	738,759	740,332
Net defined benefit asset	565,534	575,970
Deferred tax assets	29,840	32,027
Customers’ liabilities for acceptances and guarantees	9,978,396	10,005,586
Reserve for possible loan losses	(659,017)	(632,412)

Total assets	¥242,584,308	¥240,120,007

Liabilities:
Deposits	¥142,026,156	¥141,732,369
Negotiable certificates of deposit	12,570,617	12,376,310
Call money and bills sold	1,368,515	1,611,268
Payables under repurchase agreements	15,921,103	15,018,033
Payables under securities lending transactions	2,421,353	1,265,515
Commercial paper	1,686,404	2,367,935
Trading liabilities	5,357,649	4,092,409
Borrowed money	17,679,690	17,932,656
Foreign exchanges	1,113,037	1,316,671
Short-term bonds	585,000	415,000
Bonds	9,043,031	9,045,849
Due to trust account	2,321,223	2,280,709
Other liabilities	7,741,638	7,829,210
Reserve for employee bonuses	89,522	33,985
Reserve for executive bonuses	4,408	—
Net defined benefit liability	35,334	35,051
Reserve for executive retirement benefits	1,081	883
Reserve for point service program	24,655	24,799
Reserve for reimbursement of deposits	9,982	8,794
Reserve for losses on interest repayment	140,758	130,929
Reserves under the special laws	3,902	3,929
Deferred tax liabilities	532,193	542,888
Deferred tax liabilities for land revaluation	29,603	29,521
Acceptances and guarantees	9,978,396	10,005,586

Total liabilities	230,685,262	228,100,308

Net assets:
Capital stock	2,341,274	2,341,274
Capital surplus	693,205	693,061
Retained earnings	6,492,586	6,557,286
Treasury stock	(13,698)	(13,441)

Total stockholders’ equity	9,513,367	9,578,181

Net unrealized gains (losses) on other securities	2,094,605	2,106,545
Net deferred gains (losses) on hedges	14,723	13,239
Land revaluation excess	36,251	36,064
Foreign currency translation adjustments	40,390	89,156
Accumulated remeasurements of defined benefit plans	127,080	122,799

Total accumulated other comprehensive income	2,313,051	2,367,804

Stock acquisition rights	1,791	1,557
Non-controlling interests	70,836	72,155

Total net assets	11,899,046	12,019,698

Total liabilities and net assets	¥242,584,308	¥240,120,007

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen

Three months ended June 30	2020	2021

Ordinary income	¥970,393	¥951,725
Interest income	499,178	442,051
Interest on loans and discounts	369,696	321,811
Interest and dividends on securities	64,159	74,476
Trust fees	1,143	1,237
Fees and commissions	279,735	327,317
Trading income	69,995	67,364
Other operating income	95,532	34,369
Other income	24,809	79,386
Ordinary expenses	852,261	664,484
Interest expenses	180,796	87,808
Interest on deposits	53,401	20,749
Fees and commissions payments	49,991	54,712
Trading losses	978	1,582
Other operating expenses	35,914	36,457
General and administrative expenses	420,908	437,980
Other expenses	163,670	45,943

Ordinary profit	118,131	287,240

Extraordinary gains	37	16
Extraordinary losses	1,346	2,445

Income before income taxes	116,823	284,812

Income taxes	30,758	79,973

Profit	86,064	204,838

Profit attributable to non-controlling interests	(30)	1,595

Profit attributable to owners of parent	¥86,095	¥203,243

(Consolidated statements of comprehensive income)
	Millions of yen

Three months ended June 30	2020	2021

Profit	¥86,064	¥204,838
Other comprehensive income	265,359	55,480
Net unrealized gains (losses) on other securities	277,614	14,503
Net deferred gains (losses) on hedges	3,732	1,606
Foreign currency translation adjustments	(10,602)	26,720
Remeasurements of defined benefit plans	1,610	(4,329)
Share of other comprehensive income of affiliates	(6,995)	16,979

Total comprehensive income	351,424	260,319

Comprehensive income attributable to owners of parent	350,151	258,184
Comprehensive income attributable to non-controlling interests	1,272	2,135

(3) Note on going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the three months

ended June 30, 2021

- Supplementary information -

1.	Operating results	Consolidated	Non-consolidated	…	1

2.	Interest spread (domestic)		Non-consolidated	…	3

3.	Non-performing loans (NPLs) based on the Financial Reconstruction Act	Consolidated	Non-consolidated	…	3

4.	Unrealized gains (losses) on securities	Consolidated	Non-consolidated	…	4

5.	Deposits and loans		Non-consolidated	…	5

6.	ROE	Consolidated		…	5

Notes

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of June 30, 2021 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Three months ended June 30, 2021 (A)	Change (A) - (B)	Three months ended June 30, 2020 (B)
Consolidated gross profit	1	691,778	13,876	677,902
Net interest income	2	354,242	35,861	318,381
Trust fees	3	1,237	94	1,143
Net fees and commissions	4	272,604	42,861	229,743
Net trading income	5	65,781	(3,235)	69,016
Net other operating income	6	(2,087)	(61,704)	59,617
General and administrative expenses	7	(437,980)	(17,072)	(420,908)
Equity in gains (losses) of affiliates	8	13,275	8,891	4,384

Consolidated net business profit	9	267,073	5,695	261,378

Total credit cost	10	(10,337)	104,468	(114,805)
Credit costs	11	(29,570)	88,258	(117,828)
Write-off of loans	12	(26,166)	7,867	(34,033)
Provision for reserve for possible loan losses	13	—	83,341	(83,341)
Others	14	(3,404)	(2,951)	(453)
Gains on reversal of reserve for possible loan losses	15	10,477	10,477	—
Recoveries of written-off claims	16	8,756	5,734	3,022
Gains (losses) on stocks	17	40,361	41,108	(747)
Other income (expenses)	18	(9,857)	17,836	(27,693)

Ordinary profit	19	287,240	169,109	118,131

Extraordinary gains (losses)	20	(2,428)	(1,120)	(1,308)
Gains (losses) on disposal of fixed assets	21	(610)	(501)	(109)
Losses on impairment of fixed assets	22	(1,790)	(810)	(980)
Income before income taxes	23	284,812	167,989	116,823
Income taxes	24	(79,973)	(49,215)	(30,758)
Profit	25	204,838	118,774	86,064
Profit attributable to non-controlling interests	26	(1,595)	(1,625)	30

Profit attributable to owners of parent	27	203,243	117,148	86,095

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2.   Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

                  + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3.   Amounts of Income taxes include Income taxes-deferred.

	Number of consolidated subsidiaries and affiliates
		June 30, 2021		March 31, 2021
			Change
Consolidated subsidiaries	28	178	1	177
Equity method affiliates	29	104	6	98

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Three months ended June 30, 2021 (A)	Change (A) - (B)	Three months ended June 30, 2020 (B)
Gross banking profit	1	348,755	(22,601)	371,356
Net interest income	2	235,946	26,271	209,675
Trust fees	3	481	38	443
Net fees and commissions	4	81,022	10,882	70,140
Net trading income	5	23,548	(5,359)	28,907
Net other operating income	6	7,755	(54,433)	62,188

Gains (losses) on bonds	7	10,153	(53,528)	63,681
Expenses (excluding non-recurring losses)	8	(207,799)	(3,987)	(203,812)
Personnel expenses	9	(82,247)	66	(82,313)
Non-personnel expenses	10	(110,978)	(3,938)	(107,040)
Taxes	11	(14,573)	(114)	(14,459)

Banking profit (before provision for general reserve for possible loan losses)	12	140,956	(26,587)	167,543

Gains (losses) on bonds	13	10,153	(53,528)	63,681
Core banking profit (12-13)	14	130,802	26,940	103,862
excluding gains (losses) on cancellation of investment trusts	15	112,233	16,364	95,869

Provision for general reserve for possible loan losses	16	—	40,761	(40,761)
Banking profit	17	140,956	14,174	126,782
Non-recurring gains (losses)	18	33,239	85,595	(52,356)
Credit costs	19	(2,425)	29,006	(31,431)
Gains on reversal of reserve for possible loan losses	20	11,250	11,250	—
Recoveries of written-off claims	21	5,145	5,142	3
Gains (losses) on stocks	22	38,779	40,283	(1,504)
Gains on sales of stocks	23	40,688	29,402	11,286
Losses on sales of stocks	24	(318)	738	(1,056)
Losses on devaluation of stocks	25	(1,590)	10,144	(11,734)
Other non-recurring gains (losses)	26	(19,510)	(87)	(19,423)

Ordinary profit	27	174,195	99,770	74,425

Extraordinary gains (losses)	28	(2,209)	(1,275)	(934)
Gains (losses) on disposal of fixed assets	29	(499)	(456)	(43)
Losses on impairment of fixed assets	30	(1,710)	(820)	(890)
Income before income taxes	31	171,986	98,495	73,491
Income taxes	32	(55,464)	(35,185)	(20,279)

Net income	33	116,521	63,309	53,212

Total credit cost (16+19+20+21)	34	13,970	86,158	(72,188)
Provision for general reserve for possible loan losses	35	4,645	45,406	(40,761)
Write-off of loans	36	(10)	21,602	(21,612)
Provision for specific reserve for possible loan losses	37	6,608	16,039	(9,431)
Losses on sales of delinquent loans	38	(2,415)	(2,028)	(387)
Provision for loan loss reserve for specific overseas countries	39	(2)	(2)	(0)
Recoveries of written-off claims	40	5,145	5,142	3

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated			(%)
	Three months ended June 30, 2021 (A)		Three months ended June 30, 2020 (B)
		Change (A) - (B)
Interest earned on loans and bills discounted (a)	0.85	0.01	0.84
Interest paid on deposits, etc. (b)	0.00	(0.00)	0.00
Interest spread (a) - (b)	0.85	0.01	0.84

Reference: After excluding loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)	0.86	(0.01)	0.87
Interest spread (c) - (b)	0.86	(0.01)	0.87

3. Non-performing loans (NPLs) based on the Financial Reconstruction Act

Consolidated				(Billions of yen)
		June 30, 2021		March 31, 2021
			Change from March 31, 2021
Bankrupt and quasi-bankrupt assets	1	110.2	(17.9)	128.1
Doubtful assets	2	400.5	8.3	392.2
Substandard loans	3	404.4	(41.9)	446.2
Total (A)	4	915.1	(51.5)	966.5

Normal assets	5	97,864.2	(295.0)	98,159.2
Grand total (B)	6	98,779.2	(346.5)	99,125.7
				(%)
NPL ratio (A/B)	7	0.93	(0.05)	0.98

Amount of direct reduction		160.7	(2.5)	163.2

SMBC non-consolidated				(Billions of yen)
		June 30, 2021		March 31, 2021
			Change from March 31, 2021
Bankrupt and quasi-bankrupt assets	8	96.2	(16.5)	112.7
Doubtful assets	9	297.3	(9.0)	306.3
Substandard loans	10	206.6	(2.2)	208.8
Total (A)	11	600.1	(27.7)	627.8

Normal assets	12	94,857.8	(569.0)	95,426.7
Grand total (B)	13	95,457.9	(596.7)	96,054.5
				(%)
NPL ratio (A/B)	14	0.63	(0.02)	0.65

Amount of direct reduction		110.9	(4.4)	115.3

	Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated								(Billions of yen)
		June 30, 2021					March 31, 2021
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2021	Gains	Losses
Held-to-maturity securities	1	22.3	0.0	0.1	0.0	0.0	22.3	(0.1)
Other securities	2	35,779.4	2,949.5	17.7	3,091.6	142.1	36,411.2	2,931.8
Stocks	3	3,618.5	2,216.1	(39.5)	2,246.3	30.2	3,693.3	2,255.6
Bonds	4	17,416.0	17.6	9.6	32.1	14.5	17,655.2	8.0
Japanese government bonds	5	13,908.5	(8.5)	5.6	2.7	11.2	14,293.6	(14.1)
Others	6	14,744.9	715.8	47.7	813.2	97.4	15,062.7	668.2
Foreign bonds	7	11,676.1	16.9	15.5	108.3	91.5	12,110.1	1.3
Other money held in trust	8	0.3	—	—	—	—	0.3	—
Total	9	35,802.0	2,949.5	17.8	3,091.7	142.1	36,433.8	2,931.8
Stocks	10	3,618.5	2,216.1	(39.5)	2,246.3	30.2	3,693.3	2,255.6
Bonds	11	17,438.3	17.6	9.7	32.2	14.5	17,677.5	8.0
Others	12	14,745.2	715.8	47.7	813.2	97.4	15,063.0	668.2

SMBC non-consolidated								(Billions of yen)
		June 30, 2021					March 31, 2021
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2021	Gains	Losses
Held-to-maturity securities	13	22.3	0.0	0.1	0.0	0.0	22.3	(0.1)
Stocks of subsidiaries and affiliates	14	4,856.5	(128.5)	(8.4)	4.7	133.2	4,239.1	(120.2)
Other securities	15	32,274.5	2,377.4	(15.7)	2,511.3	134.0	33,009.9	2,393.1
Stocks	16	3,440.2	2,141.7	(33.1)	2,169.8	28.1	3,509.6	2,174.7
Bonds	17	17,326.2	17.4	9.5	32.0	14.5	17,571.2	7.9
Japanese government bonds	18	13,903.5	(8.5)	5.6	2.7	11.2	14,288.6	(14.1)
Others	19	11,508.2	218.3	7.8	309.6	91.3	11,929.0	210.4
Foreign bonds	20	9,013.6	(22.2)	18.5	63.5	85.7	9,516.3	(40.7)
Total	21	37,153.3	2,248.9	(24.0)	2,516.0	267.2	37,271.3	2,272.9
Stocks	22	3,903.0	2,142.4	(33.1)	2,170.6	28.1	3,972.9	2,175.5
Bonds	23	17,348.5	17.5	9.6	32.0	14.5	17,593.5	7.9
Others	24	15,901.8	89.0	(0.5)	313.5	224.5	15,704.9	89.5

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	The net unrealized gains (losses) are measured based on market prices of the securities as of the balance sheet date.
	3.

Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Losses of 5.8 billion yen and gains of 0.4 billion yen were recognized in the statements of income for the three months ended June 30, 2021 and for the year ended March 31, 2021 respectively.

Sumitomo Mitsui Financial Group

5. Deposits and loans

SMBC non-consolidated			(Billions of yen)
	June 30, 2021		March 31, 2021
		Change from March 31, 2021
Domestic deposits	113,593.0	920.8	112,672.3
Individual	54,525.5	1,113.9	53,411.6
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	81,052.0	(885.7)	81,937.7
Domestic offices (excluding offshore banking accounts)	55,971.4	(938.0)	56,909.4
Overseas offices and offshore banking accounts	25,080.6	52.3	25,028.3
6. ROE
Consolidated			(%)
	Three months ended June 30, 2021		Three months ended June 30, 2020
		Change
ROE (denominator: Total stockholders’ equity)	8.5	4.8	3.7

Note:		(Profit attributable to owners of parent) X (Number of days in a year (365 days)) /
ROE	=	(Number of days in the period (91 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2